                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                TIMELINE, INC.
                   -------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                   -------------------------------------------
                         (Title of Class of Securities)


                                   887336 105
                   -------------------------------------------
                                 (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 887336 105              SCHEDULE 13G                Page 2 of 4 Pages


-------------------------------------------------------------------------------
    1)  NAMES OF REPORTING PERSONS...............Donald K. Babcock

        S.S. OR IRS I.D. NOS. OF REPORTING PERSONS (OPTIONAL)
-------------------------------------------------------------------------------
    2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
        (A) [   ]
        (B) [   ]

-------------------------------------------------------------------------------
    3)  SEC USE ONLY

-------------------------------------------------------------------------------
    4)  CITIZENSHIP OR PLACE OF ORGANIZATION..................United States

-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        5)   SOLE VOTING POWER...................187,175 shares
        -----------------------------------------------------------------------
        6)   SHARED VOTING POWER.................0
        -----------------------------------------------------------------------
        7)   SOLE DISPOSITIVE POWER..............187,175 shares
        -----------------------------------------------------------------------
        8)   SHARED DISPOSITIVE POWER............0
-------------------------------------------------------------------------------
    9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             187,175 shares
-------------------------------------------------------------------------------
   10) [   ] CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES.
-------------------------------------------------------------------------------
   11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9...............6.0%
-------------------------------------------------------------------------------
   12)  TYPE OF REPORTING PERSON......................................IN
-------------------------------------------------------------------------------

CUSIP NO. 887336 105              SCHEDULE 13G                 Page 3 of 4 Pages


  ITEM 1.  (a)  Issuer.................................Timeline, Inc.
           (b)  Principal Executive Offices............3055 112th Avenue, N.E., Suite 106
                    ...................................Bellevue, WA. 98004


  ITEM 2.  (a)  Person Filing..........................Donald K. Babcock
           (b)  Principal Business Office/Residence....c/o Timeline, Inc.
                    ...................................3055 112th Avenue, N.E., Suite 106
                    ...................................Bellevue, WA 98004
           (c)  Citizenship............................U. S. Citizen
           (d)  Title of Class of Securities...........Common Stock
           (e)  CUSIP Number...........................887336 105


  ITEM 3.  Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) By:

                Not Applicable.

  ITEM 4.  Ownership of More than Five Percent of Class:

           (a)  Amount beneficially owned.....................................187,175 shares(1)

           (b)  Percentage of class...........................................6.0%(2)

           (c)  Number of shares as to which such person has:

                (i)   sole power to vote or direct the vote...................187,175 shares

                (ii)  shared power to vote or to direct the vote..............0

                (iii) sole power to dispose of or direct disposition..........187,175 shares

                (iv)  shared power to dispose of or direct disposition........0


           (1) This number reflects the total number of shares owned by the reporting person as of the date of this filing. This number takes into account all transactions effected by the reporting person or on his behalf since the issuer first registered a class of equity securities pursuant to section 12(d) of the Securities Exchange Act of 1934 on January 18, 1995. As of such date, the reporting person was the beneficial owner of 187,175 shares of common stock, representing approximately 6.0 % of the then outstanding shares. Pursuant to section 16(a) of the Securities Exchange Act of 1934, the reporting person has timely reported all such transactions on Forms 3, 4 and/or 5.


           (2) Calculated based on 3,140,953 shares of common stock outstanding as of May 15, 1997

  ITEM 5.  Ownership of Five Percent or Less of Class.

                Not Applicable.

  ITEM 6.  Ownership of More than Five Percent of Class on Behalf of Another.

                Not Applicable.

CUSIP NO. 887336 105             SCHEDULE 13G                 Page 4 of 4 Pages


  ITEM 7. Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company filing under Rule 13d-1(b)(ii)(G).

                Not Applicable.

  ITEM 8. Identification and Classification of Members of Group Filing under Rule 13d-1(b)(ii)(H).

                Not Applicable.

  ITEM 9.  Notice of Dissolution of Group.

                Not Applicable.

  ITEM 10. Certification Pursuant to Rule 13d-1(b).

                Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:           July 11, 1997


                              X    /s/ Donald K. Babcock
                              ----------------------------------
                                              Signature


                            Donald K. Babcock / Senior Technologist, Director
                            -------------------------------------------------
                                              Name/Title